Contact

www.linkedin.com/in/jordan-ferrell-b3849438 (LinkedIn)

Top Skills

Soccer

Sports

Coaching

Jordan Ferrell

Technical Director at Oakland Roots Sports Club

Manteca, California, United States

Experience

Oakland Roots Sports Club

4 years 2 months

Technical Director

November 2020 - Present (2 years 10 months)

Oakland, California, United States

Head Coach

November 2019 - November 2020 (1 year 1 month)

Oakland, California

1st Assistant Coach

July 2019 - November 2019 (5 months)

Oakland, California, United States

Sacramento Republic FC

2 years 1 month

Head Coach U17 & U19 Academy

July 2018 - July 2019 (1 year 1 month)

Head Coach U13 & U14 Academy

July 2017 - July 2018 (1 year 1 month)

Sacramento, California, United States

University of the Pacific

Assistant Coach, Men's Soccer

December 2013 - July 2017 (3 years 8 months)

Stockton, California Area

Central Valley Monarcas Academy

Technical Director

June 2013 - July 2017 (4 years 2 months)

Stockton, California Area

San Joaquin Delta College

2 years 11 months

Head Coach, Men's Soccer
March 2012 - December 2013 (1 year 10 months)

Assistant Coach, Men's Soccer
February 2011 - March 2012 (1 year 2 months)
Stockton, California, United States

Manteca FC
Technical Director
June 2011 - June 2013 (2 years 1 month)
Manteca, CA

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Education

University of the Pacific
Master of Arts - MA, Coaching Science · (2011 - 2017)

California State University-East Bay
Bachelor of Arts (B.A.), Sociology · (2005 - 2008)